Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard Announces Third Quarter 2004 Results

For Immediate Release – November 3, 2004

Vancouver, Canada - Ballard Power Systems (TSX:BLD; NASDAQ:BLDP) reported its financial results for the third quarter ending September 30, 2004. All amounts are reported in U.S. dollars unless otherwise noted.

“Ballard is pleased with our third quarter results, which reflect our focus on financial sustainability, as we continue to control expenses and conservatively manage our cash,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “Ballard continued to demonstrate its industry leadership as our Alliance partner, DaimlerChrysler, delivered vehicles powered with Ballard® fuel cells to customers in the United States, Australia, Singapore and Germany, while Ford, our other Alliance partner, began production of its fuel cell vehicle demonstration fleet.”

Ballard’s revenue in the third quarter ending September 30, 2004, was $23.6 million, compared to $28.2 million for the same period in 2003. Excluding special charges, Ballard’s net loss for the quarter was $29.5 million, or $0.25 per share, compared to a loss of $31.9 million, or $0.27 per share, for the same period in 2003. Including special charges, Ballard’s net loss for the quarter was $52.6 million, or $0.44 per share. Ballard’s increased loss for the quarter was primarily the result of an estimated $23.1 million write-down related to the pending sale of its subsidiary, Ballard Power Systems AG, which was announced in July. For the quarter, cash used by operations and capital expenditures, excluding business integration and restructuring expenditures, was $17.8 million, consistent with the same period last year.

Dave Smith, Ballard’s Chief Financial Officer, stated, “Operating results in the third quarter reflect higher product revenues and lower operating expenses. Offsetting this was lower engineering service revenue due to the scheduled completion of our current light-duty fuel cell engine development activities. Excluding special charges, Ballard’s net loss and cash consumption from operations and capital expenditures for the quarter were roughly the same as one year ago.”

Transportation

At the Michelin Challenge Bibendum in Shanghai, China, last month, vehicles powered with Ballard® fuel cells won 19 first place awards – more first place awards than all other automotive fuel cell developers combined. Ballard’s customers’ vehicles received top marks in a wide range of categories, including fuel efficiency, emissions and crash safety.

The first Ford production vehicles featuring Ballard® fuel cells for customer use under the U.S. Department of Energy’s (DOE) demonstration program were unveiled in the third quarter. Over half of the announced fleets under the DOE Hydrogen Economy Initiative will be powered with Ballard® fuel cells.

DaimlerChrysler delivered an F-Cell to the South Coast Air Quality Management District (SCAQMD), the first DaimlerChrysler fuel cell vehicle delivered to a customer in California. The handover was accompanied by the opening of SCAQMD’s hydrogen fueling station in Diamond Bar, the first hydrogen refueling station open to the public in Southern California. United Parcel Service launched three Dodge Sprinter delivery vehicles powered with Ballard® fuel cells in California and Michigan. In Perth, Western Australia, three Mercedes-Benz Citaro buses, powered with Ballard® heavy-duty fuel cell engines, were launched in a two-year demonstration project. German Chancellor Gerhard Schroeder also took personal delivery of a Ballard® fuel cell-powered Mercedes Benz A-Class automobile.

Over the next two years, more than 160 vehicles powered with Ballard® fuel cells will be on the road in the hands of end-use customers in 14 different countries. Through September, vehicles powered with Ballard® fuel cells have recorded over 650,000 customer-driven kilometers in 2004.

Ballard recently announced a $3.6 million contract with a major global automaker covering expanded technology benchmarking and evaluation activities. This contract builds on the experience gained by the automaker from its initial purchase of Ballard® fuel cell products in 2003.

In July 2004, due to market and industry changes and the need to focus on its core fuel cell technology, Ballard announced a proposed transaction with its Vehicular Fuel Cell Alliance partners, under which DaimlerChrysler and Ford will acquire Ballard’s 50.1 percent interest in Ballard Power Systems AG, its German subsidiary. Negotiations are progressing and Ballard expects to complete the transaction in the first half of 2005. The sale of Ballard Power Systems AG is subject to further approvals by the boards of directors of Ballard, DaimlerChrysler and Ford, by Ballard’s shareholders and any required approvals of regulatory agencies in Canada, the United States and Germany.

Power generation

EBARA BALLARD’s industry-leading 1 kW combined heat and power fuel cell generator will be sited in early 2005 at the official residence of the Prime Minister of Japan. Ballard remains on-track to begin limited commercial shipments in late-2004 to support its customers’ plans to launch the product in early-2005. To date, over 60 generators powered with Ballard® fuel cells have been demonstrated and tested in Japan, primarily with Tokyo Gas, Osaka Gas, Nippon Oil Corporation and Toho Gas, in addition to government-sponsored programs. Ballard® fuel cells are approaching 10,000 hours in some of the systems currently in the field.

Ballard’s Nexa® RM field trial programs in North America, Europe and Asia are progressing, but at a slower rate than expected. Ballard has commissioned eight Nexa® RM Series stationary fuel cell generators for field trials this year. Three of these are at end-user sites, and the remaining are sited at distribution channel partner facilities. Real-world applications of hydrogen fuel cell technology such as this are key to identifying and facilitating the development of the necessary codes and standards to commercialize fuel cell and hydrogen technology.

During the quarter, Ballard decided to suspend further development of its AirGen™ fuel cell generator. Ballard has determined that the development costs to integrate a metal hydride fuel solution are not justified given the relatively small market potential of this product line at this time. As a result of this decision, Ballard wrote-down the carrying value of assets of $2.1 million, including inventory, capital and intangible assets. Ballard will continue to offer its AirGen™ fuel cell generator to customers for industrial and educational purposes, in order to build customer awareness and promote study of fuel cell technology in schools.

Derivative products

During the quarter, Ballard introduced its 30 kW Ecostar™ power converter for the photovoltaic market, complementing its 75 kW Ecostar™ power converter. Ballard has expanded its distribution relationships and has received firm orders for 57 units.

Ground support equipment sales continued to increase, with sales of 80 electric drive systems during the third quarter, compared to 56 electric drive systems for the same period last year, with a backlog of over 250 systems.

A conference call will be held at 7:00 a.m. Pacific Time (10:00 a.m. Eastern Time) on November 3, 2004, to discuss the results for the third quarter. Access to the call may be obtained by calling the operator at 416.640.4127 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 416.640.1917. The confirmation number to access the playback is 21094459#. The audio web cast can be accessed on Ballard’s web site at www.ballard.com and will be archived for replay.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

FINANCIAL REVIEW

This financial review covers our interim consolidated financial statements for the three and nine-month periods ended September 30, 2004. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated October 25, 2004.

All amounts in this report are in U.S. dollars, unless otherwise stated.

OVERVIEW

Our net loss for the three months ended September 30, 2004, was $52.6 million, or ($0.44) per share, compared with a net loss of $31.9 million, or ($0.27) per share, for the same period in 2003. A $23.1 million estimated write-down on the pending sale of our subsidiary, Ballard Power Systems AG (“BPSAG”), discussed below, was the primary driver for the increased loss for the quarter. Excluding this special charge, our net loss for the quarter would have been $29.5 million, or a $2.4 million improvement over the same quarter last year, primarily due to a $4.6 million decline in research and product development expenses, a $4.1 million decline in depreciation and amortization (as we have ceased recording depreciation and amortization on the BPSAG assets held for sale), and lower business integration and restructuring costs of $2.7 million, partly offset by an $8.9 million decline in engineering service revenue. Our net loss for the nine months ended September 30, 2004, was $120.3 million, or ($1.02) per share, compared to a net loss of $87.9 million, or ($0.75) per share, for the same period in 2003. The higher loss for 2004 primarily results from the $23.1 million loss on assets held for sale, a $23.0 million decline in engineering service revenue reflecting the near completion of the current generation light-duty fuel cell engine development program, and a foreign exchange loss of $1.7 million compared to a foreign exchange gain of $16.2 million in 2003. This was partly offset by a $13.4 million decline in research and development expenses, a $1.8 million decline in general and administrative expenses, a $7.5 million improvement in product margins, a $7.1 million decline in business integration and restructuring costs, $4.6 million of lower minority interest share of losses in subsidiaries, a $3.4 million decline in depreciation and amortization for the reasons discussed above and the fact that the 2003 results included the $7.3 million write-down of our entire investment in MicroCoating Technologies, Inc. (“MCT”).

Our revenues for the three months ended September 30, 2004, were $23.6 million, compared to $28.2 million for the same period in 2003. This decrease includes a $4.4 million or 24% increase in product revenues offset by a $8.9 million or 90% decrease in engineering service and other revenue. Our revenues for the nine months ended September 30, 2004, were $60.8 million compared to $90.4 million for the same period in 2003. This decrease includes a $6.6 million or 11% decrease in product revenues and a $23.0 million or 71% decrease in engineering service and other revenue. The decrease in product revenues for the nine-month period primarily relates to lower shipments of heavy-duty fuel cell engines and related product support services for the European Fuel Cell Bus Project. The decline in engineering service revenue results from the development phase of the current generation light-duty fuel cell engine program nearing completion and the next generation light-duty fuel cell engine development program being in its early stages.

Cash used by operations and capital expenditures for the three and nine-month periods ended September 30, 2004, were $17.8 million and $67.5 million respectively, compared to $17.8 million and $35.1 million (excluding business integration and restructuring expenditures) for the same periods in 2003. The increase for the nine months ended September 30, 2004, compared to the same period in 2003 is primarily due to the higher losses (excluding non-cash items) described above and period over period changes in working capital requirements, which were driven primarily by declines in accounts payable and accrued liabilities and accrued warranty liabilities.

SIGNIFICANT DEVELOPMENTS

On July 8, 2004, we entered into a non-binding Memorandum of Understanding (“MOU”) with our Vehicular Fuel Cell Alliance partners, DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”), under which DaimlerChrysler and Ford will acquire our 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford will return to us nine million of our common shares that they currently own, valued at $73.8 million, based on the average quoted market price of our common shares around the announcement date of $8.20 per share. These shares will then be cancelled. As a result of the pending sale of BPSAG, we have recorded an estimated loss of $23.1 million in the third quarter of 2004. This loss results from writing down the goodwill of BPSAG to the estimated proceeds to be received. The final loss on the sale of BPSAG is dependent on a number of variables, including changes in our net investment in BPSAG and purchase price adjustments. The existing forward sale agreement related to the purchase by us of the remaining 49.9% interest of BPSAG from DaimlerChrysler in exchange for the issuance of 7.6 million shares of Ballard to DaimlerChrysler, will be effectively cancelled, resulting in 100% ownership of BPSAG by DaimlerChrysler and Ford. As the terms of the existing forward sale agreement require the purchase of the remaining 49.9% interest in BPSAG by us to be completed by November 15, 2004, the agreement has been extended pending the closing of the sale of BPSAG.

On completion of the sale of BPSAG, we will continue to be responsible for the research, development and manufacture of fuel cells for DaimlerChrysler and Ford and DaimlerChrysler and Ford will jointly be responsible for the research, development and manufacture of the vehicular fuel cell system (balance-of-plant).

Under the terms of the MOU, DaimlerChrysler and Ford will also provide to us up to $58 million in funding for our development of the next two generations of vehicular fuel cells and the next generation electric drive system, subject to achieving predefined milestones. On or before closing, DaimlerChrysler and Ford will also invest a total of Cdn.$55 million in exchange for 4,457,545 shares.

Under the terms of the MOU, following the close of the transaction, DaimlerChrysler’s ownership in Ballard is expected to increase from 16.6% to 18.8%, and Ford’s ownership in Ballard is expected to decrease from 18.7% to 13.9%. DaimlerChrysler’s and Ford’s representation on our board of directors will remain unchanged.

After giving effect to the proposed share cancellations and the issuance of the 4,457,545 shares discussed above, our issued and outstanding share capital is expected to be reduced from 118,698,844 as at October 25, 2004, to 114,156,389 common shares at the closing of the transaction.

We expect to complete the transaction in the first half of 2005, subject to further approvals by the boards of directors of Ballard, DaimlerChrysler and Ford, from our shareholders and any required approvals of regulatory agencies in Canada, the United States and Germany.

During the quarter we decided to suspend further development of our AirGen™ fuel cell generator. We have determined that the development costs to establish a metal hydride fuel solution are not justified given the relatively small market potential of this product line at this time. As a result of this decision, we wrote-down the carrying value of our inventory by $1.3 million and our capital and intangible assets by $0.4 million each.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and to an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to our consolidated financial statements contained in our 2003 Annual Report. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from these estimates.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

In late 2003, the Emerging Issues Committee (the “EIC”) of the Canadian Institute of Chartered Accountants (the “CICA”) issued EIC-141 Revenue Recognition, EIC-142 Revenue Arrangements with Multiple Deliverables and EIC-143 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts. The EIC guidelines provide interpretive guidance for applying the standards in Section 3400 Revenue of the CICA Handbook and bring Canadian standards in line with U.S. standards. The new guidance had no impact on us, as our accounting for revenues is consistent with U.S. GAAP.

CICA Accounting Guideline 13 (“AcG-13”) Hedging Relationships came into effect for our fiscal 2004 results. To manage our exposure to currency rate fluctuations, we periodically enter into forward foreign exchange contracts, which do not qualify for hedge accounting under AcG-13. Therefore we have applied the guidance in EIC-128 Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments and have adopted the fair value method of accounting for forward foreign exchange contracts. The fair value of the contract is recognized on the balance sheet and changes in the fair value are recorded as gains or losses in the period of change. There were no material impacts to any of the periods reported as a result of adopting EIC-128.

RESULTS OF OPERATIONS

Revenues for the three months ended September 30, 2004, were $23.6 million, a $4.5 million or 16% decrease from the same period in 2003. Revenues for the nine months ended September 30,

2004, were $60.8 million, a decrease of $29.6 million or 33% from the same period in 2003. The decreases in revenues primarily reflect lower engineering service and other revenues, partly offset by higher product revenues from the Transportation market segment.

The following table provides a breakdown of our revenues for the reported periods:

	Three months ended September 30
	2004			2003
(Expressed in thousands of U.S. dollars)	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total
Transportation	$18,080	$1,019	$19,099	$14,299	$9,907	$24,206
Power Generation	1,343	—	1,343	1,075	—	1,075
Material Products	3,188	—	3,188	2,885	—	2,885
	$22,611	$1,019	$23,630	$18,259	$9,907	$28,166

	Nine months ended September 30
	2004			2003
(Expressed in thousands of U.S. dollars)	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total
Transportation	$38,598	$9,599	$48,197	$45,169	$32,620	$77,789
Power Generation	2,825	—	2,825	2,347	—	2,347
Material Products	9,817	—	9,817	10,277	—	10,277
	$51,240	$9,599	$60,839	$57,793	$32,620	$90,413

Transportation product revenues for the three months ended September 30, 2004, increased by $3.8 million or 26% primarily due to revenues from a contract to supply heavy-duty fuel cell engines to DaimlerChrysler for a demonstration project in China. For the nine months ended September 2004, Transportation product revenues declined by $6.6 million or 15%, relative to the corresponding period in 2003, primarily due to lower shipments of heavy-duty fuel cell engines and related product support services reflecting the completion of product deliveries for the European Fuel Cell Bus Project during 2003. The decrease in revenues for the nine months ended September 30, 2004, was partly offset by revenues from orders to supply heavy-duty fuel cell engines to a customer in California and to DaimlerChrysler for deliveries to China as mentioned above.

Engineering service revenue primarily reflects the achievement of predefined light-duty fuel cell engine program development milestones for our customers, the related costs of which are included in research and development expenses. The significant decline in engineering service revenue for the three and nine-month periods ended September 30, 2004, as compared to the same periods in 2003, resulted from the development phase of the current generation light-duty fuel cell engine program nearing completion and the next generation light-duty fuel cell engine program being in the early stages. As previously announced, and for the reason noted above, we expect this trend in engineering service revenue to continue for the balance of 2004. Engineering service revenue for the next generation light-duty fuel cell and electric drive programs is expected to begin in 2005, assuming the completion of the transactions contemplated in the MOU as described above.

Power Generation revenues for the three and nine-month periods ended September 30, 2004, increased by $0.3 million, or 25%, and $0.5 million, or 20%, respectively, over the same periods in 2003, due to higher sales volumes of a smaller version of our automotive fuel cell to a customer for a non-automotive application. Sales of our 1 kW fuel cell module for our combined heat and power stationary fuel cell generator, while comparable to the prior period, continue to represent a significant portion of our Power Generation revenues.

Material Products revenues for the three months ended September 30, 2004, increased by $0.3 million, or 11%, as compared to the same period in 2003, reflecting the sale of prototype materials during the current quarter. For the nine months ended September 30, 2004, Material Product revenues decreased by $0.5 million, or 4%, as compared to the comparative periods in 2003, due primarily to slightly lower demand for carbon fiber products.

Cost of product revenues for the three months ended September 30, 2004, were $17.9 million, an increase of $2.6 million or 17% compared to the same period in 2003. The increase in cost of product revenues for the quarter primarily resulted from partial shipments of heavy-duty fuel cell engines for China and inventory provisions related to our AirGen™ fuel cell business. Cost of product revenues for the nine months ended September 30, 2004, were $42.2 million, a decrease of $14.1 million or 25% from the same period in 2003. The lower cost of product revenues during the nine-month period primarily reflects the decrease in shipments of heavy-duty fuel cell engines and related product support services discussed above. In addition, cost of product revenue was impacted by adjustments to accrued warranty liabilities, which for the three months ended September 30, 2004, resulted in an increase of $0.5 million and for the nine months ended September 30, 2004, a decrease of $5.5 million. This compares to warranty reductions of $0.9 million and $4.1 million for the same periods in 2003. The reduction in accrued warranty liabilities over the nine-month period ended September 30, 2004, was primarily due to contractual expirations, improved lifetime expectancy and lower production costs for our light and heavy-duty fuel cell modules.

Research and product development expenses for the three months ended September 30, 2004 were $21.3 million, a decrease of $4.6 million or 18%, compared to the same period in 2003. Research and product development expenses for the nine months ended September 30, 2004 were $65.2 million, a $13.4 million or 17% decrease, from the same period in 2003. The decreases were primarily due to the winding-down of our current light-duty and completion of our heavy-duty fuel cell engine development programs, and cost reduction initiatives and restructuring activities. The next generation light-duty fuel cell engine program is in the early stages of development and costs are expected to increase over the next several quarters. The decrease in research and product development expenditures was partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar, during the three and nine-month periods ended September 30, 2004, compared to the same periods in 2003.

Included in research and product development expenses for the three and nine-month periods ended September 30, 2004, were costs of $2.3 million and $9.8 million, respectively, related to our achievement of predefined milestones for our customers under the current light-duty fuel cell engine development program, for which we earned engineering service revenue. This compares to engineering service-related expenditures of $6.9 million and $20.9 million for the same periods in 2003.

General and administrative expenses for the three months ended September 30, 2004, were $3.8 million, a decrease of $0.3 million or 8%, compared to the same period in 2003. General and administrative expenses for the nine months ended September 30, 2004, were $11.2 million, a $1.8 million or 14% decrease from the same period in 2003. The primary reason for the decreases are the benefit of cost reduction initiatives and restructuring activities to simplify and streamline the organization that were implemented in 2003, and in addition for the nine-month period, the reversal of provisions for bonuses. The decreases were partly offset by the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar.

Marketing expenses for the three months ended September 30, 2004, were $3.1 million, a $0.8 million or 34% increase from marketing expenses in the same period of 2003. Marketing expenses for the nine months ended September 30, 2004 were $7.8 million, a $0.4 million or 6% increase from the same period in 2003. The increases in marketing expenses reflect increased marketing and sales activities related to our Power Generation segment and the effect of a stronger Canadian dollar and Euro, relative to the U.S. dollar.

Depreciation and amortization was $8.0 million for the three months ended September 30, 2004, a decrease of $4.1 million or 34% as compared to the same period in 2003. Depreciation and amortization was $31.3 million for the nine months ended September 30, 2004, a $3.4 million or 10% decrease from the same period in 2003. In accordance with GAAP, we stopped recording depreciation and amortization on the long-lived assets of BPSAG held for sale.

Investment and other income was $2.3 million for the three months ended September 30, 2004, compared to income of $3.2 million for the corresponding period in 2003. For the nine months ended September 30, 2004, investment and other income was $2.7 million, compared to $23.8 million for the same period in 2003.

The following table provides a breakdown of our investment and other income and foreign exchange gain (loss) for the reported periods:

	Three months ended September 30		Nine months ended September 30
(Expressed in thousands of U.S. dollars)	2004	2003	2004	2003
Investment and other income	$1,522	$3,266	$4,331	$7,631
Foreign exchange gain (loss)	807	(36)	(1,664)	16,160
	$2,329	$3,230	$2,667	$23,791

Investment and other income, excluding foreign exchange gain (loss), was $1.5 million and $4.3 million for the three and nine-month periods ended September 30, 2004, respectively, a decline of $1.7 million, or 53%, and $3.3 million, or 43%, compared to the same periods in 2003. The declines are primarily due to lower interest rates and lower average cash balances.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar and Euro, relative to the U.S. dollar, on our Canadian dollar and Euro-denominated net monetary assets over the respective periods. For the three months ended September 30, 2004, a 5.7% strengthening of the Canadian dollar, relative to the U.S. dollar, resulted in a foreign exchange gain of $807,000 compared to a foreign exchange loss of $36,000 for the same period in 2003 when there was little change in the exchange rate. For the nine months ended September 30, 2004, a foreign exchange loss of $1.7 million compares to a foreign exchange gain of $16.2 million. The loss for the nine months ended September 30, 2004, was primarily driven by a 3.7% decline from the beginning of the year in the Canadian dollar, relative to the U.S. dollar, during the first two quarters of 2004 when Canadian net monetary balances were higher than they were for the third quarter of 2004. This compares to an increase of 15% in the Canadian dollar, relative to the U.S. dollar, for the nine months ended September 30, 2003, on higher balances of Canadian-denominated net monetary assets. While most of our revenue contracts are in U.S. dollars, our local expenditures in Canada and Germany are subject to the effect of exchange rate movements. We hold Canadian and Euro-denominated cash and short-term investments to reduce the foreign currency risk inherent in expenditures in these currencies. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

Loss on disposal and write-down of property, plant and equipment, intangible assets and investments for the three and nine-month periods ended September 30, 2004, were $1.1 million and $1.4 million, respectively, compared to $0.3 million and $7.7 million for the same periods in 2003. The losses for the 2004 periods primarily represent the write-down of our AirGenTM fuel cell generator capital and intangible assets of $0.4 million each. The loss for the nine months ended September 30, 2003, primarily represents the write-down of 100% of our investment in MCT.

Minority interest for the three and nine-month periods ended September 30, 2004, was nil, a decrease of nil and $4.6 million from the corresponding period in 2003. During the second quarter of 2003, we ceased recording the minority interests’ share of the losses of our subsidiaries, BGS and BPSAG. We increased our ownership of BGS to 100% with our acquisition of FirstEnergy’s equity interest in BGS in May 2003. For BPSAG, the minority interest’s share of losses in BPSAG exceeded the minority interest’s investment in this company and therefore we began recognizing 100% of the losses of BPSAG in our financial statements during 2003.

Write-down of assets held for sale for the three and nine-month periods ended September 30, 2004, was $23.1 million compared to nil during the corresponding periods in 2003. The write-down of assets held for sale represents a write-down of goodwill associated with BPSAG to the estimated net realizable value of the company as a result of the pending sale discussed above.

Business integration and restructuring costs for the three and nine-month periods ended September 30, 2004, were both nil compared to $2.7 million and $7.1 million for the corresponding periods in 2003. The costs in 2003 represent severance and other compensation payments, facility closure costs and other expenditures associated with restructuring and integration activities.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $257.0 million as at September 30, 2004, a decrease of $70.2 million from the end of 2003. The decrease was primarily driven by net losses (excluding non-cash items) of $54.3 million, higher non-cash working capital requirements of $9.6 million and investing outflows of $6.3 million (excluding an increase in short-term investments). Cash, cash equivalents and short-term investments decreased by $40.0 million during the comparative nine-month period ended September 30, 2003, driven by net losses (excluding non-cash items) of $34.0 million, higher non-cash working capital requirements of $1.8 million and investing outflows of $5.7 million (excluding a decrease in short-term investments), partly offset by financing inflows of $1.5 million.

Cash used by operations for the three and nine-month periods ended September 30, 2004, were $15.4 million and $63.9 million, respectively. This compares to $17.4 million and $35.8 million for the corresponding periods in 2003. The lower cash requirements for the three months ended September 30, 2004, were driven primarily by lower non-cash working capital requirements. The higher cash requirements for the nine months ended September 30, 2004, were driven by an increase in cash losses and by higher non-cash working capital requirements.

For the three months ended September 30, 2004, working capital requirements resulted in cash inflows of $0.8 million compared to cash outflows of $3.7 million for the corresponding period in 2003. In 2004, inventory declined due to the timing of product shipments and inventory provisions, accounts payable and accrued liabilities increased from the beginning of the quarter due to accruals for bonuses and the timing of payments, and accrued warranty liabilities increased primarily because of product shipments. These decreases in working capital requirements were partly offset by higher accounts receivable which increased due to shipment timing, and deferred revenue which decreased as we met obligations to provide certain services and recognized into revenue previously received deposits. Working capital requirements related to assets and liabilities held for sale represent changes in the non-cash working capital of BPSAG and increased during the quarter primarily due to the build-up of inventory for Transportation customer deliveries, higher accounts receivable due to invoice timing and reduced accrued warranty liabilities due to the reversal of light-duty system warranty obligations.

For the nine months ended September 30, 2004, working capital requirements resulted in cash outflows of $9.6 million compared to $1.8 million for the corresponding period in 2003. Accounts payable and accrued liabilities declined from the beginning of the year due to the timing of payments of employee bonuses and reduced expenditures. Inventories increased due to a build-up of raw materials for Transportation customer deliveries and higher service inventory requirements to support bus programs in Europe, Australia, China and the U.S. Accrued warranty liabilities decreased primarily because of a reversal of light and heavy-duty warranty obligations partly offset by increases due to product shipments. These increases in working capital requirements were partly offset by a decrease in accounts receivable due to lower sales and improved collections. Working capital required related to assets and liabilities held for sale increased during the nine months ended September 30, 2004, due to the build-up of inventory for Transportation customer deliveries and reduced accounts payable and accrued liabilities due to lower expenditures and the payment of 2003 bonuses.

Investing activities resulted in cash inflows of $52.1 million and cash outflows of $81.4 million for the three and nine-month periods ended September 30, 2004, respectively, compared to cash outflows of $5.1 million and $0.9 million during the corresponding periods in 2003. Changes in short-term investments are primarily driven by our investment decisions in response to swings in yield curves in order to maximize investment returns. The increase in investments for the nine months ended September 30, 2004, represents cash investments in our associate company, EBARA BALLARD Corporation, and Chrysalix Energy Limited Partnership of $1.7 million and $0.7 million, respectively. Capital spending of $2.4 million and $3.6 million for the three and nine-month periods ended September 30, 2004, respectively, was primarily for manufacturing equipment and lab and test equipment.

Financing activities resulted in cash inflows of $50,000 and $55,000 for the three and nine-month periods ended September 30, 2004, compared to cash inflows of $375,000 and $1.5 million during the corresponding periods in 2003. The cash inflows for all periods were primarily from net proceeds received on the exercise of employee stock options.

As at October 25, 2004, we had 118,698,844 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had outstanding stock options to purchase 6,799,884 of our common shares.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2004, we had cash, cash equivalents and short-term investments totaling $257.0 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for proton exchange membrane fuel cell products, carbon fiber products, power electronics and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of high-volume manufacturing processes and business systems, and the development of our product distribution and service capabilities. Our actual funding requirements will vary depending on a variety of factors, including the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our working capital requirements, foreign exchange fluctuations, the results of our development and demonstration programs, and the successful completion of the pending sale of BPSAG. In addition to our cash resources, we expect our funding requirements to be met through future product and engineering service revenues as well as through our Alliance partners, DaimlerChrysler and Ford, fulfilling their commitment to provide us with Cdn.$55 million in equity funding on or before the closing of the pending sale of BPSAG.

As discussed above, we have entered into a non-binding MOU with our Alliance partners, DaimlerChrysler and Ford, whereby they will acquire 100% of BPSAG. On completion of this transaction we will continue to be responsible for the research, development and manufacture of fuel cells and DaimlerChrysler and Ford will jointly be responsible for the research, development and manufacture of the vehicular fuel cell system (balance-of-plant).

The following table provides selected financial results adjusted for the effects of the sale of BPSAG, on a pro-forma basis. The management proxy circular expected to be delivered to shareholders in connection with the transaction will contain detailed pro-forma financial information.

	Nine months ended September 30, 2004		Year ended December 31, 2003
(Expressed in thousands of U.S. dollars)	Pro-Forma	As Reported	Pro-Forma	As Reported
Revenue	$45,507	$60,839	$84,751	$119,566
Operating Expenses	$87,588	$115,435	$121,800	$177,436
Net Loss	$(81,066)	$(120,299)	$(86,491)	$(125,092)

We, together with DaimlerChrysler and Ford, have developed program plans for the next generation vehicular fuel cell and electric drive products. We have also jointly established a framework for the development and funding of the follow-on next generation vehicular fuel cell program. Under the terms of the MOU, DaimlerChrysler and Ford will provide, as engineering service revenue, up to $58 million, subject to achievement of predefined milestones, for the next two generations of vehicular fuel cells and the next generation electric drive system. This also excludes product revenues expected from these programs.

In addition, the MOU provides that, on or before closing, DaimlerChrysler and Ford will invest a total of Cdn.$55 million in exchange for 4,457,545 shares.

We believe that our cash, cash equivalents and short-term investments, together with funding commitments from our Alliance partners, DaimlerChrysler and Ford, are sufficient to meet our planned growth and development activities for at least the next several years.

As at September 30, 2004, there were no significant changes in our contractual obligations and commercial commitments from those reported in our 2003 Annual Report.

Periodically, we enter into forward exchange contracts to manage our exposure to currency rate fluctuations. As at September 30, 2004, there were no forward exchange contracts outstanding.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in the “Management’s Discussion and Analysis” section of our 2003 Annual Report and except as follows, remain substantially unchanged.

While we have entered into a non-binding MOU with DaimlerChrysler and Ford, there is a risk that the transactions contemplated in the MOU may not be successfully completed, or may not be completed in accordance with the specific terms of the MOU, as completion remains subject to the successful negotiation of the definitive agreements and receipt of necessary corporate, regulatory and shareholder approvals, as described above under Significant Developments.

Assuming the transactions contemplated in the MOU are successfully completed, additional risk factors relating to our business and the operation of our Alliance with DaimlerChrysler and Ford may arise. These changes in risk will be fully discussed in the management proxy circular concerning the transaction, which will be distributed to shareholders in advance of a special shareholder meeting to approve the transaction.

Consolidated Balance Sheets

Unaudited (Expressed in thousands of U.S. dollars)

	September 30, 2004	December 31, 2003 (1)
Assets
Current assets:
Cash and cash equivalents	$132,878	$278,099
Short-term investments	124,076	49,013
Accounts receivable	13,201	14,441
Inventories	18,993	20,376
Prepaid expenses and other current assets	2,270	2,321
Current assets held for sale	14,732	14,214
	306,150	378,464

Property, plant and equipment	67,342	74,560
Intangible assets	80,226	100,266
Goodwill	155,324	155,324
Investments	14,722	13,841
Long-term assets held for sale	79,499	109,205
Other long-term assets	4,900	3,175
	$708,163	$834,835
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$22,465	$28,721
Deferred revenue	3,505	2,449
Accrued warranty liabilities	27,133	28,609
Current liabilities held for sale	12,883	19,993
	65,986	79,772

Long-term liabilities	9,244	8,956
Long-term liabilities held for sale	5,034	4,404
	80,264	93,132
Shareholders’ equity:
Share capital	1,230,512	1,227,079
Contributed surplus	5,779	2,717
Accumulated deficit	(608,156)	(487,857)
Cumulative translation adjustment	(236)	(236)
	627,899	741,703
	$708,163	$834,835

(1)  Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current year.

Consolidated Statements of Operations and Accumulated Deficit

Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
		(restated-note 1)		(restated-note 1)
Revenues:
Product revenues	$22,611	$18,259	$51,240	$57,793
Engineering service and other revenue	1,019	9,907	9,599	32,620

Total revenues	23,630	28,166	60,839	90,413

Cost of revenues and expenses:
Cost of product revenues	17,885	15,304	42,219	56,282
Research and product development	21,257	25,859	65,177	78,548
General and administrative	3,825	4,137	11,190	12,952
Marketing	3,071	2,299	7,770	7,353
Depreciation and amortization	7,975	12,026	31,298	34,747
Total cost of revenues and expenses	54,013	59,625	157,654	189,882

Loss before undernoted	(30,383)	(31,459)	(96,815)	(99,469)
Investment and other income (loss)	2,329	3,230	2,667	23,791
Loss on disposal and write-down of property, plant and equipment, intangible assets and investments	(1,102)	(318)	(1,407)	(7,703)
Write-down of assets held for sale	(23,051)	—	(23,051)	—
Equity in loss of associated companies	(495)	(378)	(1,503)	(1,427)
Minority interest	—	—	—	4,578
Business integration and restructuring costs	—	(2,743)	—	(7,128)
Loss before income taxes	(52,702)	(31,668)	(120,109)	(87,358)
Income taxes	(121)	244	190	522
Net loss for period	(52,581)	(31,912)	(120,299)	(87,880)
Accumulated deficit, beginning of period	(555,575)	(418,733)	(487,857)	(362,765)
Accumulated deficit, end of period	$(608,156)	$(450,645)	$(608,156)	$(450,645)
Basic and diluted loss per share	$(0.44)	$(0.27)	$(1.02)	$(0.75)
Weighted average number of common shares outstanding	118,515,278	118,108,987	118,382,571	117,187,334

(1)               Certain comparative figures have been restated due to the application of accounting for asset retirement obligations and the expensing of stock options.

Consolidated Statements of Cash Flows

Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
		(restated-note 1)		(restated-note 1)
Cash provided by (used for):
Operating activities:
Net loss for period	$(52,581)	$(31,912)	$(120,299)	$(87,880)
Items not affecting cash:
Compensatory shares	2,283	3,606	4,400	8,814
Depreciation and amortization	9,512	13,981	35,855	40,783
Loss on disposal and write-down of property, plant and equipment, intangible assets and investments	1,102	318	1,407	7,703
Write-down of assets held for sale	23,051	—	23,051	—
Equity in loss of associated companies	495	378	1,503	1,427
Minority interest	—	—	—	(4,578)
Other	(75)	(95)	(225)	(276)
	(16,213)	(13,724)	(54,308)	(34,007)
Changes in non-cash working capital:
Accounts receivable	(3,472)	2,483	1,240	5,487
Inventories	5,399	(2,551)	1,383	1,508
Prepaid expenses	(693)	(1,356)	51	(328)
Accounts payable and accrued liabilities	1,628	2,273	(4,216)	(2,375)
Deferred revenue	(613)	(296)	1,056	186
Accrued warranty liabilities	4,666	305	(1,476)	3,977
Net current assets and liabilities held for sale	(6,105)	(4,580)	(7,628)	(10,281)
	810	(3,722)	(9,590)	(1,826)
Cash used by operations	(15,403)	(17,446)	(63,898)	(35,833)
Investing activities:
Net (increase) decrease in short-term investments	54,502	(3,440)	(75,063)	4,712
Additions to property, plant and equipment	(2,403)	(1,070)	(3,552)	(2,803)
Additions to intangible assets	—	—	(23)	(557)
Proceeds on sale of property, plant and equipment	94	—	226	8
Proceeds on sale of intangible assets	—	—	—	479
Investments	—	(406)	(2,384)	(2,016)
Acquisition of other businesses	—	—	—	(1,879)
Other long-term assets	(555)	6	(1,725)	66
Long-term liabilities	469	(188)	1,143	1,050
	52,107	(5,098)	(81,378)	(940)
Financing activities:
Net proceeds on issuance of share capital	50	377	59	1,504
Other	—	(2)	(4)	(32)
	50	375	55	1,472
Increase (decrease) in cash and cash equivalents	36,754	(22,169)	(145,221)	(35,301)
Cash and cash equivalents, beginning of period	96,124	224,101	278,099	237,233
Cash and cash equivalents, end of period	$132,878	$201,932	$132,878	$201,932

(1)     Certain comparative figures have been restated due to the application of accounting for asset retirement obligations and the expensing of stock options.

SEGMENTED FINANCIAL INFORMATION

The Corporation operates in three market segments: Transportation, Power Generation and Material Products. The Corporation develops, manufactures and markets complete proton exchange membrane (“PEM”) fuel cell engines, PEM fuel cell components and electric drive systems for the Transportation market segment. The Corporation develops, manufactures and markets a variety of fuel cell and other power generation products ranging from 1 kW portable power products and larger stationary products to power electronics for the Power Generation market segment. The Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
		(restated – note 1)		(restated – note 1)
Revenues
Transportation	$19,099	$24,206	$48,197	$77,789
Power Generation	1,343	1,075	2,825	2,347
Material Products	3,188	2,885	9,817	10,277
	$23,630	$28,166	$60,839	$90,413
Segment gain (loss) for period(2)
Transportation	$(2,992)	$4,032	$(7,254)	$2,391
Power Generation	(2,303)	(3,772)	(9,306)	(11,066)
Material Products	96	(392)	109	(460)
Total	(5,199)	(132)	(16,451)	(9,135)
Corporate amounts
Research and product development	(10,313)	(12,865)	(30,106)	(35,282)
General and administrative	(3,825)	(4,137)	(11,190)	(12,952)
Marketing	(3,071)	(2,299)	(7,770)	(7,353)
Depreciation and amortization	(7,975)	(12,026)	(31,298)	(34,747)
Investment and other income (loss)	2,329	3,230	2,667	23,791
Loss on disposal and write-down of property, plant and equipment, intangible assets and investments	(1,102)	(318)	(1,407)	(7,703)
Write-down of assets held for sale	(23,051)	—	(23,051)	—
Equity in loss of associated companies	(495)	(378)	(1,503)	(1,427)
Minority interest	—	—	—	4,578
Business integration and restructuring costs	—	(2,743)	—	(7,128)
Loss before income taxes	$(52,702)	$(31,668)	$(120,109)	$(87,358)

(1)               Certain comparative figures have been restated due to the application of accounting for asset retirement obligations and the expensing of stock options.

(2)               Research and product development costs directly related to segments are included in segment gain (loss) for the period.

 Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cells for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford and EBARA to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi and Nissan, among others.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc. AirGen is a trademark of Ballard Power Systems Inc. Ecostar is a trademark of Ballard Power Systems Corp.

For investor information,	For media information,	For product information,	Ballard Power Systems Inc.
please contact:	please contact:	please contact:	4343 North Fraser Way
Michael Rosenberg	Media Relations	Marketing Department	Burnaby, British Columbia
t) 604.412.3195	t) 604.412.4740	t) 604.453.3520	Canada V5J 5J9
f) 604.412.3100	f) 604.412.3100	f) 604.412.3100	t) 604.454.0900
investors@ballard.com	media@ballard.com	marketing@ballard.com	f) 604.412.4700
www.ballard.com